Exhibit 99.2

REUNION NEUROSCIENCE INC.
(the "Corporation")

July 13, 2023

REPORT OF VOTING RESULTS

This report is submitted for and on behalf of the Corporation pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and relates to the results of voting at the special meeting (the "Meeting") of the holders of common shares of the Corporation held on July 12, 2023 at 100 King St West Suite 3400, Toronto, Ontario M5X 1A4.

We hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date June 12, 2023	–11,717,616

Total Shares represented at the Meeting in person and by proxy	–5,833,384

Percentage of total Shares represented at the Meeting	–49.78%

Approval of the Arrangement Resolution

The Arrangement Resolution, as defined in the management information circular of the Corporation dated June 13, 2023 (the "Circular"), required the affirmative vote of at least two-thirds (66 2/3%) of the votes cast by the Shareholders present or represented by proxy at the Meeting.

Based on proxies received and votes cast during the Meeting, the special resolution approving the Arrangement Resolution of the Corporation was approved, with the following results:

Votes cast FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
5,772,052	98.95%	61,332	1.05%

The matter set out above is described in greater detail in the Circular provided to the Corporation’s shareholders prior to the Meeting and available on the Corporations SEDAR profile at www.sedar.com.